Exhibit 99.1

News Release

July 31, 2019

Turquoise Hill announces financial results and review of operations for the first quarter of 2019

Turquoise Hill Resources today announced its financial results for the quarter ended June 30, 2019. All figures are in U.S. dollars unless otherwise stated.

“The Oyu Tolgoi open pit mine continued its strong performance through the second quarter of 2019,” said Ulf Quellmann, Turquoise Hill’s Chief Executive Officer. “Revenue of $382.7 million in Q2’19 was a 12% increase on a year-over-year basis, while copper and gold production were essentially flat and up 44% over Q2’18 respectively.

“As discussed in our second quarter 2019 production update conference call on July 16, the underground development during Q2 was very strong with the completion of critical infrastructure components, Shaft 2 transitioning into rope up phase, shafts 3 & 4 progressing well, and a record month of lateral development in June.

“We continue to review mine design modifications with Rio Tinto and are assessing the potential impact on the cost and schedule of the underground project. Critically, all underground development to date has not been impacted at all by pending changes to our mine design, and all infrastructure developed to date remains usable and in the appropriate locations for all of the mine design options under review. Supported by our current liquidity of $3 billion we continue to drive forward with the underground development of the Oyu Tolgoi mine whilst we are reviewing a variety of funding options.”

HIGHLIGHTS

•	Oyu Tolgoi achieved another strong All Injury Frequency Rate of 0.12 per 200,000 hours worked during the six months ended June 30, 2019.

•

During Q2’19, Oyu Tolgoi produced 39,156 tonnes of copper and 71,825 ounces of gold, with copper guidance remaining unchanged while the upper range of gold production has been increased from 220,000 to 230,000 ounces.

•

Revenue of $382.7 million in Q2’19 is an increase of 12% over Q2’18 primarily reflecting the large increase in gold production as Oyu Tolgoi benefitted from the processing and sale of Phase 4 ore in Q2’19 that contained higher gold content.

•	For Q2’19, Oyu Tolgoi cost of sales was $2.19 per pound of copper sold, C1 cash costs were $0.79 per pound of copper produced, and all-in sustaining costs were $1.54 per pound of copper produced.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

•	Operating cash costs[1] of $206.7 million in Q2’19 increased 2.5% over Q2’18. This was principally due to higher royalty costs associated with higher sales revenue and higher power study costs.

•

For Q2’19, the Company recorded a loss of $736.7 million, and a loss attributable to owners of Turquoise Hill of $446.5 million or $0.22 loss per share. Results reflect the impact of adjustments made for the $0.6 billion impairment of the Oyu Tolgoi cash-generating unit and deferred tax asset de-recognition adjustments in the period.

•

At the end of June 2019, Turquoise Hill has approximately $3.0 billion of available liquidity, split between remaining project finance proceeds of $1.4 billion and $1.6 billion of cash and cash equivalents. In addition, we expect to generate free cash flow at our existing open pit operations which will also be available to help fund the underground development. We currently expect to have enough liquidity to fund our operations and underground development through the end of 2020.

•

Capital expenditures for 2019 on a cash-basis for open-pit operations are unchanged at $150 million to $180 million. For underground development, we now expect capital expenditures of $1.1 billion to $1.2 billion compared with the $1.3 billion to $1.4 billion previously disclosed.

•	During Q2’19 underground expansion spend was $292.0 million, resulting in total project spend since January 1, 2016 of approximately $2.9 billion.

•	Turquoise Hill generated cash flow from operating activities before interest and taxes of $262.6 million in Q2’19, an increase of 75.5% versus Q2’18.

•	Underground development progressed during Q2’19, with 3.2 total equivalent kilometres completed during the quarter.

•	Since the restart of underground development, 24.4 total equivalent kilometres and 18.9 equivalent kilometres of lateral development have been completed.

•	Shaft 2 Rope up preparation was well advanced in Q2’19 and related work is expected to continue through Q3’19.

•	Shafts 3 and 4 are progressing well and as of June 30, 2019 were 52 metres and 80 metres below the shaft collar respectively.

•

Improved rock mass information and geotechnical data modelling has confirmed that there are stability risks associated with components of the existing mine design. Therefore, to address these risks, Rio Tinto, in its role as manager of Oyu Tolgoi, has advised that it continues to review mine design options for the completion of the underground development of Oyu Tolgoi. These options include assessment of the impact of the mid-access drives, location of the on-footprint components of the ore handling system, the sequence of crossing the panel boundaries during mining operations, and an option that alters the panel boundary approach and would leave temporary pillars in ore that would then be recovered later in the mine life, sub-blocking the previously planned three panels into five or more panels.

•	Given the further technical work that is needed, the definitive estimate review is now expected to be delivered in the second half of 2020, reflecting the preferred mine design approach.

•

Preliminary estimates indicate that sustainable first production could be delayed by 16 to 30 months compared with the Q1’21 estimate in the original feasibility study guidance in 2016, and the development capital spend for the project may increase by $1.2 billion to $1.9 billion over the $5.3 billion previously disclosed.

•	All infrastructure developed to date remains usable and in appropriate locations with no material expenditure as of June 30, 2019 that is not required for first or ongoing production.

•

The Company received an automatic notice from the New York Stock Exchange (the “NYSE”) on July 31, 2019 that the Company is no longer in compliance with the NYSE’s continued listing standards because the average closing price of the Company’s common shares has fallen below US$1.00 per share over a consecutive 30 trading-day period. The Company will notify the NYSE that it intends to pursue measures to cure the share price non-compliance. Further details can be found below, under Corporate Activities.

FINANCIAL RESULTS

Loss in Q2’19 was $736.7 million compared with income of $204.4 million in Q2’18. The principal reason for this change is the impairment charge of $0.6 billion recorded in Q2’19. The other reason is the $0.4 billion difference in deferred tax asset recognition in Q2’19 when compared to Q2’18. Both items were impacted by the Company’s update on the Oyu Tolgoi underground project which was affected by a range of possible further delays to sustainable first production now expected between May 2022 and June 2023, compared with the previous estimate of Q1’21. Additionally, both items were also affected by a projected increase in underground development capital ranging between $1.2 billion and $1.9 billion above the $5.3 billion previously disclosed. These adjustments increased the loss in Q2’19 when compared to Q2’18 and were partly offset by the $41.0 million increase in sales revenue in Q2’19 versus Q2’18 driven primarily by the increased gold revenue in the period arising from the higher gold production, partly offset by the impact of lower copper prices.

Cash generated from operating activities in Q2’19 was $141.5 million compared to cash generated of $48.4 million in Q2’18. Cash generated from operating activities before interest and tax was $262.6 million in Q2’19 compared to $149.6 million in Q2’18 primarily reflecting the impact of higher sales revenue and benefits incurred from movements in working capital. Interest paid in Q2’19 totalled $139.8 million compared to $118.6 million in Q2’18 reflecting the bi-annual payment of interest on the project finance facility, with the amount paid increasing due to higher LIBOR rates in the period.

[1]	Please refer to Section 14 – NON-GAAP MEASURES – on page 21 of the MD&A for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Capital expenditure on property, plant and equipment was $335.0 million on a cash basis in Q2’19 compared with $318.0 million in Q2’18, attributed principally to underground development ($292.0 million) with the remainder related to open-pit activities.

Turquoise Hill’s cash and cash equivalents at June 30, 2019 were $1.6 billion.

OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Oyut deposit and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

The Oyu Tolgoi mine was initially developed as an open-pit operation. The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open pit. However, since 2014, the concentrator has improved operating practices and gained experience, which has helped achieve a consistent throughput of over 105,000 tonnes per day. Concentrator throughput for 2019 is targeted at 110,000 tonnes per day and expected to be approximately 40 million tonnes for the year.

In August 2013, development of the underground mine was suspended pending resolution of matters with the Government of Mongolia (Government). Following signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (Underground Plan) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015, Oyu Tolgoi received formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi LLC in May 2016, which was the final requirement for the re-start of underground development. Underground construction recommenced in May 2016. Prior to suspending underground construction in August 2013, underground lateral development at Hugo North Lift 1 had advanced approximately 16 kilometres off Shaft 1.

At the end of Q2’19, Oyu Tolgoi had a total workforce (employees and contractors), including underground project construction, of approximately 15,500, of which 92% were Mongolian.

Underground development progress

Turquoise Hill, in conjunction with Rio Tinto, in its role as manager of Oyu Tolgoi and underground construction contractor, continues to review mine design options for the completion of the underground development of the Oyu Tolgoi mine and assess the impact on overall cost and schedule for the underground development. As previously disclosed in connection with Turquoise Hill’s project development update on February 26, 2019, this review will result in a revised development plan reflecting appropriate risk reduction efforts.

Shaft 2 construction work is progressing well and holding to the October 2019 commissioning schedule. Shaft 2 auxiliary hoist and emergency hoist inspections have been conducted and regulatory approval has been received. These hoists are now in use for the final Shaft 2 installation and commissioning work. Turquoise Hill completed an independent review of the construction and preparation for rope up in July verifying this schedule and the associated risks. Service hoist no-load commissioning commenced in June. Rope up work commenced in late July on the first of the two remaining hoists to be commissioned in Shaft 2. The service cage is at the shaft collar ready for installation and the service hoist counterweight has been installed in the shaft. The Shaft 2 jaw crusher has been no-load commissioned and is ready for load commissioning once the production hoist rope up is completed.

Improved rock mass information and geotechnical data modelling has confirmed that there are stability risks associated with components of the existing mine design. Therefore, to address these risks, a number of mine design options are under consideration to complete the project. These options include assessment of the impact of the mid-access drives, location of the on-footprint components of the ore handling system, the sequence of crossing the panel boundaries during mining operations, and an option that alters the panel boundary approach and would leave temporary pillars in ore that would then be recovered later in the mine life, sub-blocking the previously planned three panels into five or more panels.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

A number of options are being evaluated to determine the final design of “Panel 0,” and this work is anticipated to continue into early 2020. Following a period of additional data collection and model updates, two phases of geotechnical modelling work are planned to inform staged mine design updates. The geotechnical modelling is expected to continue into early 2020 with final design decisions to be made at this time. A period of detailed design, schedule and cost estimation will follow resulting in the delivery of a final definitive estimate in the second half of 2020, reflecting the preferred mine design approach.

All options under consideration present a clear pathway to sustainable first production, albeit with different cost and schedule implications. To date, these have been defined to a level of accuracy associated with a conceptual study or order of magnitude study; therefore, significantly more work is required to complete the final assessment. All infrastructure developed to date remains usable and in appropriate locations with no material expenditure as of June 30, 2019 that is not required for first or ongoing production.

Based on these options, preliminary estimates indicate that sustainable first production could be delayed by 16 to 30 months compared to the original feasibility study guidance in 2016. This range includes contingency of up to eight months2 reflecting the unexpected and challenging geotechnical issues, complexities in the commissioning of Shaft 2, and reflects the detailed work still required to reach a more precise estimate. The development capital spend for the project may increase by $1.2 to $1.9 billion, inclusive of contingency, over the $5.3 billion previously disclosed. This results in sustainable first production now being expected between May 2022 and June 2023. The first drawbell is now expected between October 2021 and September 2022, and is delayed by 16 to 30 months. The range of project durations under consideration are largely driving the differences in capital costs estimated to complete the project and the increase includes the Shaft 2 delay related costs. These ranges incorporate a range of productivity assumptions, and a new program of productivity work is underway at site to optimize performance as well as ongoing technical review to guide the final inputs into the definitive estimate.

In addition to working closely with Rio Tinto, Turquoise Hill has engaged independent third-party consultants to provide the company with insights into the planning and estimate process currently underway, as well as progress of key construction work at the mine site.

Current information indicates that Oyu Tolgoi mineral reserves will not be materially impacted by the Hugo North mine design options being considered; however, ongoing reviews will be conducted as the work progresses.

The Company will continue to focus on minimizing the impact to the project schedule and cost as it works through the detailed analysis and testing of each mine design option, and work continues concurrently to finalize the critical underground infrastructure and shaft construction.

Underground development progressed 3.2 total equivalent kilometres during the quarter. Since the restart of underground development, 24.4 total equivalent kilometres and 18.9 equivalent kilometres of lateral development have been completed. The following table provides a breakdown of the various components of completed development since project restart:

Year	Total Equivalent Kilometres	Lateral Development (kilometres)	Mass Excavation (’000 metres1)
2016	1.6	1.5	3.0
2017	6.1	4.8	31.7
2018	10.3	7.9	59.5
Q1’19	3.2	2.3	21.4
Q2’19	3.2	2.4	19.3
Total	24.4	18.9	134.8

                               Notes:

                             1.      Totals may not match due to rounding.

2 As described above, the level of accuracy of these estimates is preliminary in nature and subject to a range of variables. The confidence level of these estimates is at a level associated with a Conceptual or Order of Magnitude Study, and further work is required between now and the second half of 2020 to refine the mine design options and study them to a level of confidence and accuracy associated with Feasibility Study quality estimates. The estimate of up to 8 months contingency is the result of the use of simulation techniques to assign an appropriate level of contingency to the deterministic schedule.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

This period also witnessed the completion of final construction activities including the central heating plant upgrade, the mine dry, offices and control room facility. Shafts 3 and 4 are progressing well and as of June 30, 2019 were 52 metres and 80 metres below the shaft collar respectively. In June, the team achieved a record 1,000 metres of lateral underground development. We also commissioned the surface discharge conveyor, which links Shaft 2 to the existing overland conveyor.

Oyu Tolgoi spent $292.0 million on underground expansion during Q2’19. Total underground project spend from January 1, 2016 to June 30, 2019 was approximately $2.9 billion. Underground project spend on a cash basis includes expansion capital, VAT and capitalized management services payment and excludes capitalized interest. In addition, Oyu Tolgoi had further capital commitments3 of $0.9 billion as of June 30, 2019. Since the restart of project development, Oyu Tolgoi has committed over $2.6 billion to Mongolian vendors and contractors.

Q2’19 open-pit operations performance

Key financial metrics for Q2’19 are as follows:

Oyu Tolgoi Key Financial Metrics(1)

($ in millions, unless otherwise noted)	2Q 2018	3Q 2018	4Q 2018	1Q 2019	2Q 2019	1H 2019	1H 2018	Full Year 2018

Revenue	341.7	246.5	346.2	352.7	382.7	735.4	587.3	1,180.0

Revenue by metals in concentrates

Copper	273.7	180.4	210.3	223.9	232.4	456.3	475.8	866.5

Gold	64.1	63.3	132.7	125.7	146.8	272.5	104.3	300.4

Silver	4.0	2.9	3.0	3.1	3.5	6.6	7.2	13.1

Cost of sales	239.6	181.0	187.7	169.1	224.7	393.8	408.5	777.2

Production and delivery costs	174.2	135.9	143.3	126.0	170.1	296.1	288.8	568.0

Depreciation and depletion	64.1	45.2	44.6	44.6	54.6	99.2	119.7	209.5

Capital expenditure on cash basis	318.0	328.8	371.8	325.3	335.0	660.3	603.8	1,304.3

Underground	291.2	304.8	347.3	296.4	292.0	588.4	561.7	1,213.8

Open pit(2)	26.8	24.0	24.5	28.9	43.0	71.9	42.0	90.5

Royalties	20.3	15.5	20.1	19.7	20.7	40.4	35.2	70.8

Operating cash costs(3)	201.7	196.4	242.3	198.1	206.7	404.8	378.4	817.1

Unit costs ($)

Cost of sales (per pound of copper sold)	2.36	2.28	2.12	1.99	2.19	2.10	2.30	2.25

C1 (per pound of copper produced)(3)	1.72	1.65	1.24	0.77	0.79	0.78	1.74	1.59

All-in sustaining (per pound of copper produced)(3)	2.42	2.29	2.01	1.45	1.54	1.48	2.25	2.20

Mining costs (per tonne of material mined)(3)	2.12	2.18	2.28	2.10	2.05	2.07	2.03	2.13

Milling costs (per tonne of ore treated)(3)	6.70	7.38	6.82	8.06	6.17	7.06	7.05	7.11

G&A costs (per tonne of ore treated)	2.25	3.43	4.55	3.65	3.34	3.35	2.08	3.03

(1)

Any financial information in this press release should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Open-pit capital expenditure includes both sustaining and non-underground development activities.
(3)	Please refer to the NON-GAAP MEASURES section of this press release for further information.

Revenue of $382.7 million in Q2’19 increased 12.0% compared to $341.7 million in Q2’18. This increase was primarily due to the 44% increase in gold production, as Oyu Tolgoi benefitted from the processing of Phase 4 ore that contained higher gold content in Q2’19. This was partly offset by lower copper revenue driven by the 11.0% decrease in average copper prices in Q2’19 compared to Q2’18.

Cost of sales for Q2’19 was lower at $224.7 million compared to $239.6 million in Q2’18, which was due primarily to the reduced depreciation and depletion on certain long-lived assets reaching the end of their depreciable lives during 2018.

Capital expenditure on a cash basis for Q2’19 was $335.0 million compared to $318.0 million in Q2’18, comprising amounts attributed to the underground project and open-pit activities of $292.0 million and $43.0 million, respectively.

Total operating cash costs3 at Oyu Tolgoi were $206.7 million in Q2’19 compared to $201.7 million in Q2’18, which was principally due to higher royalty costs associated with higher sales revenue and higher power study costs. Operating cash costs include the 5% royalty payable to the Government of Mongolia and exclude deferred stripping costs.

[3]	Please refer to Section 14 – NON-GAAP MEASURES – on page 21 of the MD&A for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Cost of sales was $2.19 per pound of copper sold in Q2’19 compared with $2.36 per pound of copper sold in Q2’18, reflecting the impact of reduced depreciation and depletion due to certain long-lived assets reaching the end of their depreciable lives during 2018.

Oyu Tolgoi’s C1 cash costs5 in Q2’19 were $0.79 per pound of copper produced, a substantial decrease from $1.72 per pound of copper produced in Q2’18, primarily due to the benefit incurred from the gold credits arising from the $82.7 million increase in gold revenue from Q2’18 to Q2’19. In addition, unit C1 cash costs benefitted from a higher deferred stripping offset as a result of differences in mine sequencing in the periods.

All-in sustaining costs4 in Q2’19 were $1.54 per pound of copper produced, compared with $2.42 per pound of copper produced in Q2’18. Consistent with C1 cash costs, this decrease was primarily due to the impact of higher gold sales together with higher deferred stripping offset in mining costs. The decrease in all-in sustaining costs was partly offset by an increase in the amount of sustaining capital expenditure in the period together with increased royalty expenses associated with higher sales revenue and increased power plant study costs.

Mining costs5 in Q2’19 were $2.05 per tonne of material mined compared with $2.12 per tonne of material mined in Q2’18. The decrease was mainly due to higher material mined driven by increased truck payload partly offset by higher fuel and tire costs associated with increased cycle time as the open pit deepens.

Milling costs5 in Q2’19 were $6.17 per tonne of ore treated compared with $6.70 per tonne of ore treated in Q2’18. The decrease was mainly due to lower maintenance costs and lower operating supply costs such as lower grinding media costs.

G&A costs in Q2’19 were $3.34 per tonne of ore treated compared with $2.25 per tonne of ore treated in Q2’18. The increase was due to higher power study costs during Q2’19 compared to Q2’18.

Key operational metrics for Q2’19 are as follows:

4 Please refer to Section 14 – NON-GAAP MEASURES – on page 21 of the MD&A for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	2Q 2018	3Q 2018	4Q 2018	1Q 2019	2Q 2019	1H 2019	1H 2018	Full Year 2018

Open pit material mined (‘000 tonnes)	22,792	22,523	22,863	23,943	24,408	48,351	45,923	91,310

Ore treated (‘000 tonnes)	10,164	9,652	9,361	9,255	10,394	19,649	19,725	38,738

Average mill head grades:

Copper (%)	0.48	0.51	0.55	0.57	0.46	0.51	0.50	0.51

Gold (g/t)	0.26	0.38	0.56	0.58	0.31	0.44	0.25	0.36

Silver (g/t)	1.17	1.19	1.22	1.25	1.20	1.23	1.24	1.22

Concentrates produced (‘000 tonnes)	178.8	179.8	189.0	210.1	180.6	390.7	356.1	724.9

Average concentrate grade (% Cu)	22.0	21.9	21.9	21.8	21.7	21.8	22.0	21.9

Production of metals in concentrates:

Copper (‘000 tonnes)	39.4	39.4	41.5	45.8	39.2	85.0	78.2	159.1

Gold (‘000 ounces)	50	77	117	120	72	192	92	285

Silver (‘000 ounces)	225	230	238	247	238	486	446	914

Concentrates sold (‘000 tonnes)	220.0	171.9	191.4	184.9	225.3	410.3	383.1	746.4

Sales of metals in concentrates:

Copper (‘000 tonnes)	46.1	36.0	40.2	38.5	46.6	85.1	80.4	156.7

Gold (‘000 ounces)	51	55	111	98	116	213	82	248

Silver (‘000 ounces)	250	201	216	200	245	445	456	873

Metal recovery (%)

Copper	79.7	80.9	84.8	83.8	80.2	82.2	79.6	81.4

Gold	59.8	64.7	71.7	70.1	63.6	68.2	57.6	65.2

Silver	58.4	62.8	67.1	63.2	59.2	61.2	56.4	60.9

Copper production in Q2’19 decreased 0.6% over Q2’18 due to decreased head grade. Gold production in Q2’19 increased 43.7% over Q2’18 due to a 19% increase in head grade resulting from the increased contribution of Phase 4A. Mill throughput in Q2’19 increased 2.3% over Q2’18 benefitting from increased mill availability.

Operational outlook

2019 operational guidance for copper in concentrates remains in the 125,000 to 155,000 tonnes range while the upper production range of gold in concentrates has been increased from 220,000 to 230,000 ounces. Open-pit operations are expected to continue transitioning from the higher grade Phase 4 ore, to the lower grade Phase 6 ore through the remainder of the year. Mill throughput for 2019 is expected to be approximately 40 million tonnes and it includes the processing of some material from mine stockpiles. Average gold mill head grades are expected to decline significantly over the remainder of 2019, particularly in the second half as softer, lower grade Phase 6 ore, and some material from mine stockpiles are processed. Average copper mill head grades are also expected to be lower over the remainder of the year. However, the Company remains on track to achieve full year copper and gold production guidance.

Operating cash costs for 2019 are expected to be $800 million to $850 million.

Capital expenditures for 2019 on a cash-basis for open-pit operations are unchanged at $150 million to $180 million. For underground development, we now expect capital expenditures of $1.1 billion to $1.2 billion compared with the $1.3 billion to $1.4 billion previously disclosed. Open-pit capital is mainly comprised of deferred stripping, equipment purchases, maintenance componentization and tailings storage facility construction. Underground development capital includes both expansion capital and VAT.

The 2019 C1 cash cost guidance of $1.75 to $1.95 per pound of copper produced assumed the midpoint of expected 2019 copper and gold production ranges and a gold price of $1,281 per ounce. 2019 C1 cash costs are now expected to be at the lower end of the range due to the impact of the increase in the gold production guidance provided above. Q2’19 C1 cash costs of $0.79 per pound of copper produced were below the full year expected range due to the impact of higher gold sales revenue driven by the 72,000 ounces of gold in concentrates produced in the second quarter of 2019 (against an expected full year production of up to 230,000 ounces). Gold production is expected to decline significantly over the remainder of 2019 which is expected to lead to the average annual C1 cash costs to remain within the guidance range.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the Amended and Restated Shareholders’ Agreement (ARSHA) dated June 8, 2011, Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. As of June 30, 2019, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi was $5.5 billion, including accrued interest of $1.0 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As of June 30, 2019, the cumulative amount of such funding was $1.1 billion, representing 34% of invested common share equity; unrecognized interest on the funding amounted to $0.6 billion.

At the end of June 2019, Turquoise Hill has approximately $3.0 billion of available liquidity, split between remaining project finance proceeds of $1.4 billion, which are drawn and currently deposited with Rio Tinto, and $1.6 billion of cash and cash equivalents. In addition, we expect to generate free cash flow at our existing open pit operations, which will also be available to help fund the underground development.

We currently expect to have enough liquidity to fund our operations and underground development through the end of 2020. Taking into consideration the estimated impacts of recently announced increases to underground development capital as well as delays to first sustainable production, the Company expects to need incremental financing to sustain its underground development beyond 2020. Important variables impacting the ultimate amount of additional financing required include: the amount of incremental underground development capital needed, timing of sustainable first production and its resulting cash flows, timing of principal repayments drawn on the project finance facility and the amount of cash flow that can be generated from open-pit operations. As has been previously noted, Turquoise Hill and Oyu Tolgoi have the option to raise additional external financing to assist in funding underground development going forward, including during commissioning and ramp up.

Turquoise Hill continues to evaluate the impact of the estimated delays to sustainable first production, which were announced on July 15, 2019, as well as increases in underground capital expenditure on its cash flows, liquidity and financing projections, and will update the market in conjunction with the progression of the definitive estimate review.

Additionally, Oyu Tolgoi is currently undertaking a feasibility study and is in discussions with the Government to progress the construction of a coal-fired power plant and related infrastructure at Tavan Tolgoi. While it is necessary to await the completion of this study to reliably estimate the associated cost, and further to await the outcome of related negotiations to determine the quantum of Oyu Tolgoi’s funding requirement, there is a provision under the existing project finance documentation to increase Oyu Tolgoi’s current total debt capacity of $6.0 billion to assist in funding an expansion facility, such as a Tavan Tolgoi-based power plant and related infrastructure.

Oyu Tolgoi Power Supply

As previously disclosed, a long-term source of power for Oyu Tolgoi must be sourced domestically within four years of February 15, 2018, in accordance with the 2009 Oyu Tolgoi Investment Agreement (Investment Agreement). The Power Source Framework Agreement (PSFA) entered into between Oyu Tolgoi and the Government on December 31, 2018 provides a binding framework and pathway forward for the construction of a Tavan Tolgoi-based power project, as well as establishes the basis for a long-term domestic power solution for the mine. Construction is currently expected to start in 2020 following further studies and commissioning of the power plant is scheduled for mid-2023. Oyu Tolgoi LLC has developed the technical specifications for the plant, commenced a competitive tender process with a view to awarding a “turnkey” engineering, procurement and construction (EPC) contract for its construction, and is progressing related commercial arrangements, including financing. The power plant will be majority owned by Oyu Tolgoi LLC and will be situated close to the Tavan Tolgoi coalfields. The Company continues to work with the Government of Mongolia toward satisfying the milestones outlined in the Power Source Framework Agreement (PSFA). Although certain milestones due in 2019 are delayed, the Company is in ongoing discussions with the Government of Mongolia around satisfying their delivery. The Company continues to work toward commencement of construction of the Tavan Tolgoi Power Plant by March 31, 2020.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Oyu Tolgoi tax assessment

On January 16, 2018, Turquoise Hill announced that Oyu Tolgoi had received and was evaluating a tax assessment for approximately $155 million from the Mongolian Tax Authority (MTA) relating to an audit on taxes imposed and paid by Oyu Tolgoi LLC between 2013 and 2015. In January 2018, Oyu Tolgoi paid an amount of approximately $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

Following engagement with the MTA, Oyu Tolgoi was advised that the MTA could not resolve Oyu Tolgoi’s objections to the tax assessment. Accordingly, on March 15, 2018, Oyu Tolgoi issued a notice of dispute to the Government under the Investment Agreement and on April 13, 2018, Oyu Tolgoi submitted a claim to the Mongolian Administrative Court. The Administrative Court has currently suspended the processing of the case for an indefinite period based on current procedural uncertainty in relation to the tax assessment disputes.

Chapter 14 of the Investment Agreement sets out a dispute resolution process. The issuance of a notice of dispute is the first step in the dispute resolution process and includes a 60-working-day negotiation period. The parties were unable to reach a resolution during the 60-working-day period; however, the parties have continued discussions in an attempt to resolve the dispute in good faith. If unsuccessful, the next step would be dispute resolution through international arbitration.

Turquoise Hill remains of the opinion that Oyu Tolgoi has paid all taxes and charges required under the Investment Agreement, the ARSHA, the Underground Plan and Mongolian law.

Mongolian parliamentary working group

In March 2018, the Speaker of the Mongolian Parliament appointed a Parliamentary Working Group (Working Group) that consisted of 13 Members of Parliament to review the implementation of the Investment Agreement. The Working Group established five sub-working groups consisting of representatives from government ministries, agencies, political parties, non-governmental organizations and professors, to help and support the Working Group. The Working Group’s fieldwork has been completed and they were expected to report to the Parliament before the end of spring session in late June 2018; however, this has been delayed to date.

On December 13, 2018, Oyu Tolgoi received a letter from the head of the Working Group confirming that the consolidated report, conclusions and recommendations of the Working Group have been finalized and was ready to be presented to the Parliament.

On March 22, 2019, the Parliamentary press office announced that the Working Group report had been submitted to the National Security Council (President, Prime Minister and Speaker of the Parliament).

On May 3, 2019, a summary of the Working Group report was received by Oyu Tolgoi. On May 6, 2019, Oyu Tolgoi provided the Economic Standing Committee of the Parliament with a written response to the summary of the Working Group report. As an outcome of the hearing, a new working group of nine Members of Parliament was established to draft a resolution directing the Cabinet on actions related to Oyu Tolgoi. The newly established working group is in the process of drafting the resolution. The draft resolution is expected to be discussed during an extraordinary session to be held until September 1, 2019.

Anti-Corruption Authority information requests

Oyu Tolgoi LLC has received information requests from the Mongolian Anti-Corruption Authority (ACA) for information relating to Oyu Tolgoi. The ACA has also conducted interviews in connection with its investigation. Turquoise Hill has inquired as to the status of the investigation and Oyu Tolgoi has informed the Company that the investigation appears to relate primarily to possible abuses of power by certain former Government officials in relation to the Investment Agreement, and that Oyu Tolgoi is complying with the ACA’s requests in accordance with relevant laws. To date, neither Turquoise Hill nor Oyu Tolgoi have received notice from the ACA, or indeed from any regulator, that either company or their employees are subjects of any investigation involving the Oyu Tolgoi project.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

The Investment Agreement framework was authorized by the Mongolian Parliament, concluded after 16 months of negotiations and reviewed by numerous constituencies within the Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement, ARSHA and Underground Plan has allowed for the development of Oyu Tolgoi in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from Oyu Tolgoi’s open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

CORPORATE ACTIVITIES

Receipt of NYSE Non-Compliance Notification

The Company received an automatic notice from the New York Stock Exchange (the “NYSE”) on July 31, 2019 that the Company is no longer in compliance with the NYSE’s continued listing standards because the average closing price of the Company’s common shares has fallen below US$1.00 per share over a consecutive 30 trading-day period. Under NYSE rules, the Company has six months from receipt of the notice to cure the share price non-compliance (or until the Company’s next annual meeting of shareholders if shareholder approval is required to effect such cure) and the Company can regain compliance at any time during the cure period if on the last trading day of any calendar month during the cure period the Company’s common shares have a closing price of at least US$1.00 and an average closing price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month or on the last day of the cure period. The Company will notify the NYSE that it intends to pursue measures to cure the share price noncompliance. The Company is in compliance with all other NYSE continued listing standard rules. The Company’s common shares will continue to be listed and traded on the NYSE during the cure period, subject to compliance with the NYSE’s other continued listing standards. The notification from the NYSE does not affect the continued listing and trading of the Company’s common shares on the Toronto Stock Exchange. The Nasdaq, however, also has a US$1.00 minimum price listing standard and, if the closing price of the Company’s common shares is below US$1.00 for 30 consecutive business days, the Company expects to receive a notification of non-compliance from the Nasdaq and will respond to the Nasdaq in the same manner as it responds to the NYSE.

Director Resignation

On July 10, 2019, Turquoise Hill announced that the Company’s Board of Directors had accepted the resignation of director Dr. James Gill.

NON-GAAP MEASURES

The Company presents and refers to the following non-GAAP measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at Oyu Tolgoi and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. This metric is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of Oyu Tolgoi and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced by selling these products.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash-based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations. As a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi to support sustaining capital expenditures for future production from the generation of operating cash flows.

A reconciliation of total operating cash costs, C1 cash costs and all-in sustaining costs is provided below.

	Operating and unit costs
	(Three Months Ended)		(Six Months Ended)
C1 costs (Stated in $000’s of dollars)	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Cost of sales	224,656	239,622	393,790	408,491
Cost of sales: $/lb of copper sold	2.19	2.36	2.10	2.30
Depreciation and depletion	(54,546)	(64,086)	(99,175)	(119,696)
Provision against carrying value of copper-gold concentrate	86	(1,366)	1,533	-
Change in inventory	(34,275)	(30,207)	(27,843)	(14,821)
Other operating expenses	57,897	56,079	128,243	86,364
Less:
- Inventory (write-down) reversal	8,126	(4,693)	(4,432)	5,301
- Depreciation	(3,321)	(539)	(3,631)	(1,258)
Management services payment to Turquoise Hill	8,105	6,937	16,295	13,986

Operating cash costs	206,728	201,747	404,780	378,367
Operating cash costs: $/lb of copper produced	2.39	2.32	2.16	2.19
Adjustments to operating cash costs(1)	12,065	15,828	21,168	33,076
Less: Gold and silver revenues	(150,378)	(67,996)	(279,124)	(111,667)

C1 costs ($‘000)	68,415	149,579	146,824	299,776

C1 costs: $/lb of copper produced	0.79	1.72	0.78	1.74

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	5,759	7,372	10,303	12,265
Asset retirement expense	2,322	1,707	4,063	3,402
Royalty expenses	20,722	20,261	40,461	35,174
Ore stockpile and stores write-down (reversal)	(8,126)	4,693	4,432	(5,301)
Other expenses	696	211	259	173
Sustaining cash capital including deferred stripping	42,973	26,734	71,855	42,159

All-in sustaining costs ($‘000)	132,761	210,557	278,197	387,648

All-in sustaining costs: $/lb of copper produced	1.54	2.42	1.48	2.25

(1)

Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

Mining costs and milling costs

Mining costs and milling costs are included within operating cash costs. Mining costs per tonne of material mined for the three months ended June 30, 2019 are calculated by reference to total mining costs of $49.9 million (Q2’18: $48.3 million) and total material mined of 24.4 million tonnes (Q2’18: 22.8 million tonnes).

Milling costs per tonne of ore treated for the three months ended June 30, 2019 are calculated by reference to total milling costs of $64.1 million (Q2’18: $68.3 million) and total ore treated of 10.4 million tonnes (Q2’18: 10.2 million tonnes).

Working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, the Company’s definition of working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Working capital (Stated in $000’s of dollars)	June 30, 2019	December 31, 2018

Inventories (current)	$208,430	$242,970
Trade and other receivables	38,486	30,264
Trade and other payables:
- trade payables and accrued liabilities	(414,667)	(395,883)
- payable to related parties	(58,536)	(51,490)
Consolidated working capital	$(226,287)	$(174,139)

Contractual obligations

Section 9 of the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2019 (“MD&A”) discloses contractual obligations in relation to the Company’s lease, purchase and asset retirement obligations. Amounts relating to these obligations are calculated on the basis of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in the MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The MD&A presentation of contractual obligations is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

A reconciliation of contractual obligations at June 30, 2019 to the financial statements and notes is provided below.

(Stated in $000’s of dollars)	Purchase obligations	Power commitments	Lease liabilities	Decommissioning obligations

Commitments (MD&A)	$861,706	$460,789	$26,011	$275,354
Cancellable obligations	(709,393)	(115,671)	-	-
(net of exit costs)
Accrued capital expenditure	(114,343)	-	-	-
Discounting and other adjustments	-	-	(159)	(141,698)
Financial statement amount	$37,971	$345,118	$25,852	$133,656

INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the three months ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

QUALIFIED PERSON

Disclosure of information of a scientific or technical nature in this press release in respect of the Oyu Tolgoi mine was approved by Jo-Anne Dudley, Chief Operating Officer of Turquoise Hill. Ms. Dudley is a “qualified person” as that term is defined in National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”).

SELECTED QUARTERLY DATA

The Company’s interim financial statements are reported under IFRS applicable to interim financial statements, including International Accounting Standard (IAS) 34 Interim Financial Reporting. The following table sets forth selected unaudited quarterly financial information derived from financial information for each of the eight most recent quarters.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

($ in millions, except per share information)	Quarter Ended
	Jun-30 2019	Mar-31 2019	Dec-31 2018	Sep-30 2018

Revenue	$382.7	$352.7	$346.2	$246.5

Income (loss) for the period	$(736.7)	$105.2	$95.0	$15.2

Income (loss) attributable to owners of Turquoise Hill	$(446.5)	$111.2	$101.0	$53.2

Basic and diluted income (loss) per share attributable to owners of Turquoise Hill	$(0.22)	$0.06	$0.05	$0.03

	Quarter Ended
	Jun-30 2018	Mar-31 2018	Dec-31 2017	Sep-30 2017

Revenue	$341.7	$245.6	$251.7	$246.9

Income for the period	$204.4	$79.7	$33.9	$47.7

Income attributable to owners of Turquoise Hill	$171.3	$85.7	$51.1	$65.3

Basic and diluted income per share attributable to owners of Turquoise Hill	$0.09	$0.04	$0.03	$0.03

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income (Loss)

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2019	2018	2019	2018

Revenue	4	$382,748	$341,743	$735,428	$587,335
Cost of sales	5	(224,656)	(239,622)	(393,790)	(408,491)
Gross margin		158,092	102,121	341,638	178,844

Operating expenses	6	(57,897)	(56,079)	(128,243)	(86,364)
Corporate administration expenses		(5,759)	(7,372)	(10,303)	(12,265)
Other income		1,279	3,012	2,522	334
Impairment charges	11	(596,906)	-	(596,906)	-
Income (loss) before finance items and taxes		(501,191)	41,682	(391,292)	80,549

Finance items
Finance income	7	29,062	41,395	61,891	80,290
Finance costs	7	(1,709)	(16,816)	(3,727)	(40,802)
		27,353	24,579	58,164	39,488
Income (loss) from operations before taxes		$(473,838)	$66,261	$(333,128)	$120,037

Income and other taxes	14	(262,844)	138,185	(298,354)	164,113
Income (loss) for the period		$(736,682)	$204,446	$(631,482)	$284,150

Attributable to owners of Turquoise Hill Resources Ltd.		(446,515)	171,295	(335,278)	256,987
Attributable to owner of non-controlling interest		(290,167)	33,151	(296,204)	27,163
Income (loss) for the period		$(736,682)	$204,446	$(631,482)	$284,150

Basic and diluted earnings (loss) per share attributable to Turquoise Hill Resources Ltd.		$(0.22)	$0.09	$(0.17)	$0.13

Basic weighted average number of shares outstanding (000’s)		2,012,314	2,012,314	2,012,314	2,012,314

The notes to these financial statements, which are available on our website, are part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income (Loss)

(Stated in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018

Income (loss) for the period	$(736,682)	$204,446	$(631,482)	$ 284,150

Other comprehensive income (loss):
Items that will not be reclassified to income:
Changes in the fair value of marketable securities at FVOCI	(74)	902	(609)	(2,298)
Other comprehensive income (loss) for the period (a)	$(74)	$902	$(609)	$ (2,298)

Total comprehensive income (loss) for the period	$(736,756)	$205,348	$(632,091)	$ 281,852
Attributable to owners of Turquoise Hill	(446,589)	172,197	(335,887)	254,689
Attributable to owner of non-controlling interest	(290,167)	33,151	(296,204)	27,163
Total comprehensive income (loss) for the period	$(736,756)	$205,348	$(632,091)	$ 281,852

(a) No tax charges and credits arose on items recognized as other comprehensive income or loss in 2019 (2018: nil).

The notes to these financial statements, which are available on our website, are part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2019	2018	2019	2018
Cash generated from operating activities before interest and tax	17	$262,568	$149,647	$312,406	$164,327

Interest received		22,353	20,949	46,110	39,968
Interest paid		(139,751)	(118,586)	(218,325)	(130,807)
Income and other taxes paid		(3,643)	(3,634)	(4,353)	(5,702)
Net cash generated from operating activities		$141,527	$48,376	$135,838	$67,786

Cash flows from investing activities
Receivable from related party: amounts withdrawn	18	255,000	230,000	530,000	550,000
Expenditures on property, plant and equipment		(334,989)	(318,048)	(660,283)	(603,764)
Other investing cash flows		-	616	-	616
Cash used in investing activities		$(79,989)	$(87,432)	$(130,283)	$(53,148)

Cash flows from financing activities
Net proceeds from project finance facility		1,511	4,158	1,511	4,158
Payment of project finance fees		(107)	(192)	(107)	(192)
Payment of lease liability		(1,405)	-	(3,813)	-
Cash generated from (used in) financing activities		$(1)	$3,966	$(2,409)	$3,966

Effects of exchange rates on cash and cash equivalents		(111)	(69)	8	(113)
Net increase (decrease) in cash and cash equivalents		$61,426	$(35,159)	$3,154	$18,491
Cash and cash equivalents - beginning of period		$1,544,795	$1,498,433	$1,603,067	$1,444,783
Cash and cash equivalents - end of period		1,606,221	1,463,274	1,606,221	1,463,274
Cash and cash equivalents as presented on the balance sheets		$1,606,221	$1,463,274	$1,606,221	$1,463,274

The notes to these financial statements, which are available on our website, are part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

(Unaudited)

	Note	June 30, 2019	December 31, 2018

Current assets
Cash and cash equivalents	8	$1,606,221	$1,603,067
Inventories	9	208,430	242,970
Trade and other receivables		38,486	30,264
Prepaid expenses and other assets		68,901	30,213
Receivable from related party	10	1,356,284	1,620,073
		3,278,322	3,526,587

Non-current assets
Property, plant and equipment	11	9,040,377	8,838,305
Inventories	9	3,832	18,655
Deferred income tax assets	14	370,915	649,421
Receivable from related party and other financial assets	10	11,573	279,019
		9,426,697	9,785,400
Total assets		$12,705,019	$13,311,987

Current liabilities
Borrowings and other financial liabilities	13	$7,643	$-
Trade and other payables	12	483,939	459,244
Deferred revenue		37,252	75,162
		528,834	534,406

Non-current liabilities
Borrowings and other financial liabilities	13	4,202,417	4,187,297
Deferred income tax liabilities	14	63,132	47,934
Decommissioning obligations	15	133,656	131,565
		4,399,205	4,366,796
Total liabilities		$4,928,039	$4,901,202

Equity
Share capital		$11,432,122	$11,432,122
Contributed surplus		1,558,251	1,558,264
Accumulated other comprehensive income		235	844
Deficit		(4,006,710)	(3,670,310)
Equity attributable to owners of Turquoise Hill		8,983,898	9,320,920
Attributable to non-controlling interest	16	(1,206,918)	(910,135)
Total equity		$7,776,980	$8,410,785
Total liabilities and equity		$12,705,019	$13,311,987

Commitments and contingencies (Note 19)

The notes to these financial statements, which are available on our website, are part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

(Unaudited)

Six Months Ended June 30, 2019		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 16)	Total equity

Opening balance	$11,432,122	$1,558,264	$844	$(3,670,310)	$9,320,920	$ (910,135)	$8,410,785

Impact of change in accounting policy (Note 2)	-	-	-	(1,122)	(1,122)	(579)	(1,701)
Restated opening balance	$11,432,122	$1,558,264	$844	$(3,671,432)	$9,319,798	$ (910,714)	$8,409,084
Income (loss) for the period	-	-	-	(335,278)	(335,278)	(296,204)	(631,482)
Other comprehensive loss for the period	-	-	(609)	-	(609)	-	(609)
Employee share plans	-	(13)	-	-	(13)	-	(13)
Closing balance	$11,432,122	$1,558,251	$235	$(4,006,710)	$8,983,898	$ (1,206,918)	$7,776,980

Six Months Ended June 30, 2018		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss )	Deficit	Total	Non-controlling Interest (Note 16)	Total equity

Opening balance	$11,432,122	$1,558,102	$3,719	$(4,081,508)	$8,912,435	$ (893,211)	$8,019,224

Income for the period	-	-	-	256,987	256,987	27,163	284,150
Other comprehensive loss for the period	-	-	(2,298)	-	(2,298)	-	(2,298)
Employee share plans	-	232	-	-	232	-	232
Closing balance	$11,432,122	$1,558,334	$1,421	$(3,824,521)	$9,167,356	$ (866,048)	$8,301,308

The notes to these financial statements, which are available on our website, are part of the consolidated financial statements.

Contact

Investors and Media

Roy McDowall

+ 1 514 848 1506

Roy.mcdowall@turquoisehill.com

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About Turquoise Hill Resources

Turquoise Hill (TRQ: TSX, NYSE, NASDAQ) is an international mining company focused on the operation and further development of the Oyu Tolgoi copper-gold mine in southern Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC; the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC, a Mongolian state-owned entity. Turquoise Hill is 50.8% owned by Rio Tinto plc, one of the world’s largest metals and mining corporations.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, information regarding the timing and amount of production and potential production delays, statements in respect of the impacts of any delays on the Company’s cash flows, expected copper and gold grades, liquidity, funding requirements and planning, statements regarding timing and status of underground development, the development options under consideration for the design of the Panel 0 and the related cost and schedule implications, timing and status of the Tavan Tolgoi-based power project, capital and operating cost estimates, timing of completion of the definitive estimate review, mill throughput anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver and projected gold, copper and silver grades, anticipated capital and operating costs, anticipated future production and cash flows, the anticipated location of certain infrastructure and sequence of mining in Panel 0 and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper; gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the definitive estimate review; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockages or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the 2016 Oyu Tolgoi Feasibility Study and the 2016 Oyu Tolgoi Technical Report); the anticipated location of certain infrastructure and sequence of mining in Panel 0, projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

This press release also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this press release are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in Section 17 – CAUTIONARY STATEMENTS – of the MD&A. Such estimates are, in large part, based on the following:

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Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale mineral continuity and character of the deposits can be improved with additional drilling and sampling; actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals or the actual recovery percentage of the metal(s) from the Company’s mining projects may render mining of ore reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

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Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

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Assumptions relating to projected future metal prices. The Company uses prices reflecting market pricing projections in the financial modeling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

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Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific as well as regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risks and Uncertainties” section in the MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risks and Uncertainties” section of the MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained in this MD&A are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained in this press release are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com